September 17, 2025

VIA EDGAR

Cybin Inc.

100 King Street West, Suite 5600

Toronto, Ontario

M5X 1C9

Dear Sirs/Mesdames:

Re:	Cybin Inc. (the "Company") - Prospectus Supplements each dated September 17, 2025 to the Short Form Base Shelf Prospectus dated September 17, 2025 (collectively, the "Prospectus Supplements")

We hereby consent to the reference to our firm name under the headings "Experts" and "Documents Filed as Part of the Registration Statement" in the Prospectus Supplements, which form part of the registration statement on Form F-10, as amended (File No. 333-289139), filed by the Company with the United States Securities and Exchange Commission and to the reference to our advice under the heading  "Enforcement of Civil Liabilities by U.S. Investors".

Yours very truly,

(signed)  "AIRD & BERLIS LLP"